UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

March 02, 2026

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

Smith+Nephew Fourth Quarter and Full Year 2025 Results
Strong finish to 12-Point Plan delivering step up in performance; poised for acceleration in growth and returns

2 March 2026

Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology business, reports results for the fourth quarter and full year ended 31 December 2025:

	31 December	31 December	Reported	Underlying
	2025	2024	growth	growth
	$m	$m	%	%
Fourth Quarter Results1,2
Revenue	1,702	1,571	8.3	6.2

Full Year Results1,2
Revenue	6,164	5,810	6.1	5.3
Operating profit	794	657	20.7
Operating profit margin (%)	12.9	11.3
EPS (cents)	72.1	47.2	52.8
Cash generated from operations	1,549	1,245	24.4

Trading profit	1,211	1,049	15.5
Trading profit margin (%)	19.7	18.1
EPSA (cents)	102.0	84.3	21.0
Free cash flow	840	551	52.5

Deepak Nath, Chief Executive Officer, said:

"I am pleased that a strong fourth quarter helped us meet or exceed our 2025 targets for revenue growth, profitability and cash generation. During the year, newer products drove strong broad-based performance, with underlying revenue growth above 5% for all three business units, and we look forward to a strong cadence of further new product introductions in 2026.

"This also marks the completion of our 12-Point Plan, through which we have successfully transformed Smith+Nephew into a fundamentally stronger business. Our new RISE strategy, launched in December, is the start of an ambitious and achievable next phase of growth. It is our roadmap to Reach more patients, unlock new categories of Innovation, Scale through strategic investment, and Execute efficiently. Together, it will allow us to step-up performance towards new 2028 financial targets.

"2026 is the first step in that journey and we are confident in delivering an acceleration in growth and returns. With our strengthened foundations and new strategy, we are well set to expand our leadership in healthcare innovation and realise sustainable value for shareholders, while continuing to deliver for customers, employees and communities into the future."

Strategic Highlights1,2
●       12-Point Plan transformation completed, strengthening operational foundations, restoring performance in Orthopaedics, accelerating Sports Medicine and Advanced Wound Management, improving productivity, and embedding a culture of accountability, discipline and continuous improvement
●       12-Point Plan financial outcomes since 2022 include 5.7% reported revenue Compound Annual Growth Rate (CAGR), plus 240bps of trading margin expansion despite significant headwinds, fifteen-fold increase in free cash flow, and 170bps increase in adjusted Return on Invested Capital (ROIC) despite a -160bps headwind from the portfolio rationalisation announced in December 2025
●       RISE, Smith+Nephew's new strategy, launched, targeting new levels of financial and operational performance to drive shareholder value
●       2028 financial targets announced, including significant acceleration in revenue growth, trading profit, free cash flow, and adjusted ROIC
●       Acquisition of Integrity Orthopaedics completed, supporting RISE and our ambition to become the global leader in Sports Medicine

Full Year 2025 Highlights1,2
●       2025 revenue was $6,164 million (2024: $5,810 million), with underlying revenue growth of 5.3%. Reported growth of 6.1% was after 80bps FX tailwind
●       Underlying revenue growth excluding China was 7.0% (reported growth 7.8%)
●       Trading profit up 15.5% to $1,211 million (2024: $1,049 million) with 19.7% trading profit margin, up 160bps (2024: 18.1%). Reported operating profit improved 20.7% to $794 million (2024: $657 million)
●       Significant improvements in cash generated from operations at $1,549 million (2024: $1,245 million), trading cash flow at $1,236 million (2024: $999 million) and trading cash conversion, at 102.0% (2024: 95.2%). Free cash flow increased by 52.5% to $840 million, including one-off $26 million benefit from a property transaction (2024: $551 million)
●       Adjusted ROIC improved 90bps to 8.3% (2024: 7.4%) despite a -160bps headwind from portfolio rationalisation
●       EPSA up 21.0% to 102.0¢ (2024: 84.3¢) and EPS up 52.8% to 72.1¢ (2024: 47.2¢)
●       Reflecting the strong cash generation and balance sheet, $500 million share buyback completed in second half of 2025; adjusted net debt/EBITDA leverage ratio for 2025 was 1.7x
●       Full year dividend increased 4.3% to 39.1¢ per share (2024: 37.5¢ per share)

Q4 2025 Trading Highlights1,2
●       Q4 revenue of $1,702 million (2024: $1,571 million), with underlying revenue growth of 6.2%, which includes the benefit of one extra trading day offset by-100bps headwind from China. Reported growth 8.3% after 210bps FX tailwind, primarily reflecting strength of the Euro
●       Orthopaedics delivered underlying revenue growth of 7.9% (reported growth 9.8%), its strongest quarter of revenue growth for more than two years
●       Sports Medicine & ENT delivered underlying revenue growth of 7.3% (reported growth 9.5%) despite continuing China headwinds
●       Advanced Wound Management underlying revenue growth was 2.8% (reported growth 5.3%) reflecting a strong comparative period and weakness in skin substitutes ahead of reimbursement changes in 2026

2026 Outlook1,2
●       Building on our momentum, for 2026 we are targeting further progress in revenue growth, trading profit and ROIC, and sustained strong cash generation
●       In line with our provisional guidance issued in December 2025, underlying revenue growth is expected to accelerate further to around 6% for the full year
●       Trading profit growth on an organic basis is expected to be around 8%, with revenue leverage and operational savings offsetting headwinds from inventory revaluation, tariffs, skin substitute reimbursement changes, and ENT VBP in China
●       Since providing our provisional guidance, we have also completed the acquisition of Integrity Orthopaedics. This acquisition is expected to be marginally dilutive to trading profit in 2026, broadly neutral in 2027 and accretive in 2028. Including this dilution, we expect trading profit to be around $1.3 billion
●       Free cash flow is expected to be around $800 million
●       Adjusted ROIC is expected to be greater than 10% excluding the impact of Integrity Orthopaedics

Analyst conference call
An analyst conference call to discuss Smith+Nephew's fourth quarter and full year results will be held 8.30am GMT / 3.30am EST on 2 March 2026, details of which can be found on the Smith+Nephew website at https://www.smith-nephew.com/en/about-us/investors.

Enquiries

Investors
Emily Heaven	+44 (0) 7811 919437
Craig Bijou	+1 (475) 850-8282
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

Notes
1.       Unless otherwise specified as 'reported' all revenue growth throughout this document is 'underlying' after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2024 period.

'Underlying revenue growth' reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the 'constant currency exchange effect' and the 'acquisitions and disposals effect', described below. See Other Information on pages 35 to 41 for a reconciliation of underlying revenue growth to reported revenue growth.

The 'constant currency exchange effect' is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the same exchange rate.

The 'acquisitions and disposals effect' is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group's internal reporting systems and are readily identifiable.

2.      Certain items included in 'trading results', such as trading profit, trading profit margin, tax rate on trading results, trading cash flow, trading profit to trading cash conversion ratio, free cash flow, adjusted ROIC, EPSA, leverage ratio and underlying growth are non-IFRS financial measures. The non-IFRS financial measures reported in this announcement are explained in Other Information on pages 35 to 41 and are reconciled to the most directly comparable financial measure prepared in accordance with IFRS. Reported results represent IFRS financial measures as shown in the Condensed Consolidated Financial Statements.

Smith+Nephew Fourth Quarter Trading and Full Year 2025 Results

2025 represents the culmination of work that began three years ago under the 12-Point Plan: strengthening our operational foundations, restoring performance in Orthopaedics, accelerating our Sports Medicine and Advanced Wound Management businesses, improving productivity, and embedding a culture of accountability, discipline and continuous improvement across the Group.

Our 2025 financial results demonstrate clear operational progress and a sustained step up in performance across each of our three global business units.

Building on this progress, our new RISE strategy, launched in December 2025, is designed to drive stronger returns by elevating Smith+Nephew's financial and operational performance to new levels.

2025 performance

Group revenue for 2025 was $6,164 million (2024: $5,810 million), reflecting underlying revenue growth of 5.3%, ahead of our 2025 guided target of around 5%. Reported growth of 6.1% included an 80bps tailwind from foreign exchange, primarily due to the strength of the Euro. Underlying revenue growth excluding China was 7.0% (reported growth excluding China 7.8%). Each of our three global business units delivered underlying revenue growth above 5%.

We achieved a good finish to the year, with fourth quarter revenue of $1,702 million (2024: $1,571 million) representing underlying revenue growth of 6.2%. Fourth quarter reported revenue growth was 8.3% after a 210bps foreign exchange tailwind, also primarily due to the strength of the Euro. Orthopaedics delivered its best quarter of growth for more than two years, Sports Medicine & ENT delivered a strong performance outside China, while Advanced Wound Management's solid growth reflected a strong comparable period and weakness in skin substitutes ahead of reimbursement changes in 2026.

Trading profit for 2025 was up 15.5% to $1,211 million (2024: $1,049 million). The trading profit margin was 19.7% (2024: 18.1%), a 160bps improvement on the prior year. Operating profit increased 20.7% to $794 million (2024: $657 million).

Cash generated from operations was up 24.4% to $1,549 million (2024: $1,245 million) and trading cash flow, at $1,236 million (2024: $999 million), was up 23.7%, with 102% trading cash conversion (2024: 95%). Free cash flow increased by 52.5% to $840 million (2024: $551 million), including the benefit of a one-off $26 million property transaction, well ahead of our initial 2025 guidance of more than $600 million.

We also improved adjusted ROIC, which was up 90bps to 8.3% despite a -160bps headwind from the portfolio rationalisation programme announced in December 2025. The improvement in adjusted ROIC reflected our continued progress under the 12-Point Plan and the stronger operational discipline now embedded across the organisation.

Given our strong cash generation, and in line with our capital allocation policy, we completed a share buyback in the second half of 2025, returning $500 million to shareholders while maintaining our leverage ratio, and without compromising our growth plans.

Three years of stronger financial performance

Over the last three years we have significantly improved Smith+Nephew's financial performance through the 12-Point Plan and related initiatives, meeting our guidance each year.

Through our actions we have changed Smith+Nephew revenue growth profile from an historically low single digit revenue growth company to one consistently delivering mid-single digit growth, with a reported CAGR of 5.7% over the last three years.

We have expanded trading margin by 240bps, from 17.3% in 2022 to 19.7% in 2025, whilst also overcoming around 1,000bps of macro challenges including from Volume Based Procurement in China, foreign exchange and higher inflation. Operating profit margin has expanded by 430bps from 8.6% in 2022 to 12.9% in 2025.

Our increased focus on cash and capital returns has yielded a fifteen-fold increase in free cash flow, from $56 million in 2022 to $840 million in 2025. Following our ongoing focus on improving this measure, adjusted ROIC has increased 170bps to 8.3% (2022: 6.6%) despite the -160bps portfolio rationalisation headwind.

12-Point Plan transformation

In 2022, Smith+Nephew initiated a 12-Point Plan to transform performance. This plan had three pillars designed to fix our underperforming Orthopaedics business, improve overall productivity, and accelerate our leading Sports Medicine and Wound businesses. We have made demonstrable progress across each of these pillars, delivering a step-change in financial and operational performance.

Within Orthopaedics, we have addressed supply issues and right-sized capacity,  returned Trauma and Hip Implants growth to market levels or higher, and accelerated the underlying revenue growth of our Orthopaedics business unit from 1.9% in 2022 to 5.1% in 2025 (reported growth was -2.0% in 2022 and 5.7% in 2025). We continue to prioritise improving performance in US Knee Implants, which represents less than 9% of Group revenue. We expect the launch of our new LANDMARK◊ Knee System in the second half of the year. LANDMARK will bring the proven clinical benefits of our knee portfolio into a single platform that combines advanced kinematics with personalisation, robotic enablement, and ease of implantation, while unlocking capital efficiency by leveraging on existing instrumentation. With it, we will be able to address key surgeon preferences and participate in all key segments across all sites of care. It will also feature best-in-class tray efficiency, making it particularly suitable for Ambulatory Surgery Centers.

We continued to deliver strong results from our faster growth, higher margin Sports Medicine and Advanced Wound Management businesses throughout the period.

Smith+Nephew's innovation pipeline has been a significant contributor to our transformation. In 2025, more than 60% of underlying revenue growth came from products launched in the last five years, and we improved our portfolio with 15 new platforms and product enhancements across all global business units.

Significantly strengthened the business

The 12-Point Plan was designed not only to deliver on specific actions in the short-term, but also to embed fundamental, lasting changes in our behaviours, operations and performance, and raise the standard on how we deliver for our patients, customers and shareholders.

In 2023, we moved our commercial operations from a complex matrix-based model across franchises and regions to a simpler global business unit structure, with vertical teams for each of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management. This is driving greater accountability, faster decision making and execution, and has allowed us to increase customer focus across the portfolio.

We have also focused on improving cash, capital returns and efficiency through a number of initiatives. The move to allocate central costs attributable to business units to each business unit is driving greater accountability and efficiency, with each having full profit and loss and capital accountability. We also introduced much greater rigour and discipline in capital allocation, improving inventory set turn by deploying sets to more productive accounts.

Portfolio rationalisation was an area of opportunity identified through the 12-Point plan, in particular in Orthopaedics. An initial 19 product families, mainly in knees and hips, were identified for phase out in a gradual process to protect revenue which we are about halfway through. During the fourth quarter of 2025, we commenced a second wave of rationalisation, identifying a further 50 families to phase out, predominantly in Trauma. We expect to complete this process over the next three to five years, by which time we will have just 59 Orthopaedics product families, a reduction of 54% since the beginning of the 12-Point Plan. We anticipate that this second wave will reduce gross inventory by about $500 million. To achieve this significant and on-going reduction in the capital requirements, the Group recognised a $159 million non-cash excess and obsolescence provision in 2025 included in legal and other items. This will leave our portfolio simpler, easier for customers to understand, and puts the company in a stronger position to drive growth, improve margins and improve capital returns.

We are on track to deliver the $325 to $375 million of gross cost savings we targeted by 2027, achieving $280 million in cumulative savings to the end of 2025, with the largest savings coming from manufacturing and procurement across the programme. As outlined in December, we anticipate a further $150 million of savings to flow through in 2026, with around half from 12-Point Plan and related activities and half from new opportunities above and beyond these.

Our new RISE strategy and 2028 financial targets

In December we announced RISE, our new strategy to elevate Smith+Nephew. RISE builds on the progress made through the 12-Point Plan and positions us for success over the next three years.

RISE has four clear aims:

●       To REACH more patients by driving adoption of our differentiated portfolio and taking share across indications, settings and markets worldwide.

●       To INNOVATE to enhance the standard of care through accelerating new product launches and rapidly scaling existing innovation platforms.

●       To SCALE through strategic investment, allocating capital to high return and high growth opportunities aligned to our portfolio priorities.

●       To EXECUTE efficiently, driving enterprise productivity and asset efficiency to expand our margins and returns.

The delivery of the RISE strategy will be built upon our purpose of Life Unlimited and strong corporate culture. This culture is built upon pillars of Care, Collaboration and Courage and drives our Way to Win by being better, every day, through a continuous improvement mindset and behaviours.

Alongside the RISE strategy we also announced 2028 financial targets, including:

●       6-7% Organic revenue CAGR,

●       9-10% Trading profit CAGR,

●       Free cash flow of more than $1 billion, and

●       Adjusted ROIC of 12-13%.

These targets reflect both the strength of our core business and the opportunity created through the transformation of the last three years.

Acquisition of Integrity Orthopaedics

Within RISE, we see the opportunity for acquisitions to support our strategy to scale by building on our areas of strength and underpinned by our strong balance sheet.

This approach was demonstrated in January 2026 with the acquisition of Integrity Orthopaedics, an important building block in our ambition to become the global leader in Sports Medicine.

Integrity Orthopaedics is a US-based early-stage commercial developer of TENDON SEAM◊, an innovative rotator cuff repair (RCR) system designed to significantly reduce re-tear rates and improve patient outcomes.

Tendon Seam strongly complements our REGENETEN Bioinductive Implant, giving us a unique, differentiated and disruptive RCR portfolio, and enhances our extensive shoulder offering, which spans technologies for both replacement and repair.

The acquisition was completed for an initial cash payment of US$225 million plus additional performance-based payments of up to US$225 million over the next five years.

Fourth Quarter 2025 Trading Update

Our fourth quarter revenue was $1,702 million (2024: $1,571 million), with underlying revenue growth of 6.2% which includes the benefit of one extra trading day offset by-100bps headwind from China (reported growth of 8.3% after 210bps foreign exchange tailwind primarily due to the strength of the Euro). There were 63 trading days in the quarter.

Geographically, our Established Markets underlying revenue growth was 6.2% (reported growth 8.0%). Within this, the US underlying revenue growth was 5.6% (reported growth 5.6%) and Other Established Markets underlying revenue growth was 7.2% (reported growth 12.8%). Emerging Markets revenue was up 6.4% (reported growth 10.0%), as growth was tempered by the headwinds in China in Sports Medicine & ENT.

Fourth Quarter Consolidated Revenue Analysis

	31 December	31 December	Reported	Underlying	Acquisitions	Currency
	2025	2024(i)	growth	growth(ii)	/disposals	impact
Consolidated revenue by business unit by product	$m	$m	%	%	%	%
Orthopaedics	667	608	9.8	7.9	-	1.9
Knee Implants	275	255	8.1	6.1	-	2.0
Hip Implants	174	161	7.9	5.7	-	2.2
Other Reconstruction(iii)	43	30	43.2	40.8	-	2.4
Trauma & Extremities	175	162	8.1	6.9	-	1.2

Sports Medicine & ENT	541	494	9.5	7.3	-	2.2
Sports Medicine Joint Repair	302	267	13.2	10.9	-	2.3
Arthroscopic Enabling Technologies	183	173	5.7	3.4	-	2.3
ENT (Ear, Nose and Throat)	56	54	3.6	2.3	-	1.3

Advanced Wound Management	494	469	5.3	2.8	-	2.5
Advanced Wound Care	203	187	8.6	4.4	-	4.2
Advanced Wound Bioactives	179	179	(0.2)	(0.5)	-	0.3
Advanced Wound Devices	112	103	8.7	5.4	-	3.3

Total	1,702	1,571	8.3	6.2	-	2.1

Consolidated revenue by geography
US	931	881	5.6	5.6	-	-
Other Established Markets(iv)	510	453	12.8	7.2	-	5.6
Total Established Markets	1,441	1,334	8.0	6.2	-	1.8
Emerging Markets	261	237	10.0	6.4	-	3.6
Total	1,702	1,571	8.3	6.2	-	2.1

(i)   Robotics consumables revenue has been reclassified from Other Reconstruction to Knee and Hip implants.
(ii)  Underlying growth is defined in Note 1 on page 3
(iii) Other Reconstruction includes robotics capital sales and bone cement
(iv) Other Established Markets are Europe, Japan, Australia, Canada and New Zealand

Fourth Quarter Business Unit Performance

Orthopaedics

Our Orthopaedics business unit delivered underlying revenue growth of 7.9% (reported growth 9.8%) in the quarter.

Knee Implants global underlying revenue growth was 6.1% (reported growth 8.1%). In the US, Knee Implants underlying revenue growth was 3.6% (reported growth 3.6%), an improvement over the third quarter and driven by our LEGION◊ Total Knee System including the recently launched medial stabilized inserts, and the LEGION CONCELOC◊ Cementless Total Knee System. Outside the US, Knee Implants delivered strong underlying revenue growth of 9.4% (reported growth 14.2%) also driven by our LEGION platform.

Hip Implants global underlying revenue growth was 5.7% (reported growth 7.9%). US Hip Implants underlying revenue growth was 7.5% (reported growth 7.5%) and growth outside the US was 3.2% (reported growth 8.4%). Hip Implants growth was led by our R3◊ Acetabular System, OR3O◊ Dual Mobility System and recently launched CATALYSTEM◊ Primary Hip System.

Other Reconstruction delivered another good quarter of growth, with underlying revenue growth of 40.8% (reported growth 43.2%). This included strong growth from our CORI Surgical System this year and from robotics service and disposables. By the end of 2025 we had more than 1,100 CORIs installed worldwide. We are pleased with the deployment in Ambulatory Surgery Centers, increasing placement in Teaching Institutes and with the percentage of CORIs deployed in competitive accounts. In the US, we finished the year with 36% of knee implants completed on a CORI and 63% overall utilisation, our strongest levels to date. This is important as US knee implants growth is significantly higher in CORI accounts than in non-CORI accounts.

During the quarter we launched CORIOGRAPH◊ Pre-Operative Planning and Modelling Services in total shoulder replacement, expanding the offering to now cover knee, hip and shoulder joint replacement procedures. Offering both image-free and image-based registration, CORIOGRAPH is another element in our approach of supporting a range of procedures and surgeon preferences on CORI.

Trauma & Extremities underlying revenue growth was 6.9% (reported growth 8.1%), reflecting continued good growth from the EVOS◊ Plating System, TRIGEN◊ MAX Tibia and AETOS◊ Shoulder System.

Sports Medicine & ENT

Our Sports Medicine & ENT business unit delivered underlying revenue growth of 7.3% including a -250bps headwind from China (reported growth 9.5%). The overall headwind from China is reducing as we lap the implementation of Volume Based Procurement (VBP) in Sports Medicine Joint Repair. VBPs in Arthroscopic Enabling Technologies and ENT are expected in 2026, but we expect the headwinds to be much smaller given the relative size of these businesses. We have taken actions to manage our inventory ahead of implementation.

Sports Medicine Joint Repair underlying revenue growth was 10.9% including a

-200bps headwind from China (reported growth 13.2%), with double-digit growth from our shoulder repair portfolio led by strong growth from the REGENETEN Bioinductive Implant. The launches of our new Q-FIX KNOTLESS◊ All-Suture Anchor for soft tissue-to-bone fixation and recently acquired CARTIHEAL◊ AGILI-C◊ Cartilage Repair Implant are both going well.

During the quarter we announced new evidence and market updates that highlight the clinical performance of the REGENETEN Bioinductive Implant and support its further adoption including a Strong Recommendation from the American Academy of Orthopaedic Surgeons. We also announced that the American Medical Association had established a Category I Current Procedural Terminology (CPT) code for procedures involving the CARTIHEAL AGILI-C Implant, effective January 1, 2027. The Category I CPT code will streamline reimbursement processes for providers and payers, supporting its integration into standard clinical practice.

Arthroscopic Enabling Technologies underlying revenue growth was 3.4% including a -200bps headwind from China (reported growth 5.7%), with good growth from our WEREWOLF◊ FASTSEAL 6.0 Hemostasis Wand and our mechanical resection range offset by performance in China where the sector is preparing for a VBP process.

ENT underlying revenue growth was 2.3% including a -530bps headwind from China as this sector also prepares for VBP (reported growth 3.6%). Growth was led by our nose business including strong double-digit growth from the ARIS◊ COBLATION turbinates wand, offsetting continued softness in the US tonsils and adenoids market. China was a headwind in the quarter as the sector prepares for VBP.

Advanced Wound Management

Our Advanced Wound Management business unit delivered underlying revenue growth of 2.8% (reported growth 5.3%).

Advanced Wound Care underlying revenue growth was 4.4% (reported growth 8.6%) with good growth outside the US across foam dressings, infection management and films. In the US, we are at the early stages of launching the ALLEVYN COMPLETE CARE Foam Dressing and announced new evidence demonstrating its pressure injury prevention mechanism of action and ability to absorb and dissipate friction and shear forces.

Advanced Wound Bioactives delivered underlying revenue decline of -0.5% (reported decline -0.2%). The growth rate reflects a strong comparator period from the launch on GRAFIX◊ PLUS in Q4 2024 and softness in skin substitutes ahead of the implementation of reimbursement changes in 2026, as previously disclosed. We delivered mid-single digit growth from SANTYL◊.

Advanced Wound Devices underlying revenue growth was 5.4% (reported growth 8.7%), also reflecting a strong comparator period. Growth was driven by our single-use PICO◊ Negative Pressure Wound Therapy System (sNPWT) and the LEAF◊ Patient Monitoring System as we deliver on our pressure injury prevention strategy. In the US our traditional RENASYS NPWT System continues to be impacted by softness in the acute care channel, while performance outside the US remained strong.

During the quarter we announced new evidence showing that PICO sNPWT significantly reduces the risk of wound dehiscence, hospital length of stay, and overall healthcare costs compared to a competitor device.

Full Year Trading

Group revenue in 2025 was $6,164 million (2024: $5,810 million), with underlying revenue growth of 5.3%. Reported growth of 6.1% included an 80bps tailwind from foreign exchange primarily due to the strength of the Euro.

Geographically, our Established Markets underlying revenue growth was 5.9% (reported growth 6.8%). Within this, US underlying revenue growth was 5.9% (reported growth 5.9%) and Other Established Markets underlying revenue growth was 5.9% (reported growth 8.6%). Emerging Markets underlying revenue growth of 2.5% (reported growth 2.4%) included the impacts of the China headwinds described above.

Excluding China, 2025 Group underlying revenue growth was 7.0% (reported growth 7.8%).

Full Year Consolidated Revenue Analysis

	31 December	31 December	Reported	Underlying	Acquisitions	Currency
	2025	2024(i)	growth	growth(ii)	/disposals	impact
Consolidated revenue by business unit by product	$m	$m	%	%	%	%
Orthopaedics	2,437	2,305	5.7	5.1	-	0.6
Knee Implants	1,011	977	3.5	2.9	-	0.6
Hip Implants	641	619	3.5	2.9	-	0.6
Other Reconstruction(iii)	136	101	35.4	33.8	-	1.6
Trauma & Extremities	649	608	6.7	6.3	-	0.4

Sports Medicine & ENT	1,934	1,824	6.0	5.2	-	0.8
Sports Medicine Joint Repair	1,067	982	8.6	7.8	-	0.8
Arthroscopic Enabling Technologies	647	632	2.4	1.6	-	0.8
ENT (Ear, Nose and Throat)	220	210	4.8	4.4	-	0.4

Advanced Wound Management	1,793	1,681	6.7	5.6	-	1.1
Advanced Wound Care	766	735	4.3	2.6	-	1.7
Advanced Wound Bioactives	621	581	6.9	6.8	-	0.1
Advanced Wound Devices	406	365	11.1	9.8	-	1.3

Total	6,164	5,810	6.1	5.3	-	0.8

Consolidated revenue by geography
US	3,306	3,123	5.9	5.9	-	-
Other Established Markets(iv)	1,855	1,707	8.6	5.9	-	2.7
Total Established Markets	5,161	4,830	6.8	5.9	-	0.9
Emerging Markets	1,003	980	2.4	2.5	-	(0.1)
Total	6,164	5,810	6.1	5.3	-	0.8

(i)   Robotics consumables revenue has been reclassified from Other Reconstruction to Knee and Hip implants.
(ii)  Underlying growth is defined in Note 1 on page 3
(iii) Other Reconstruction includes robotics capital sales and bone cement
(iv) Other Established Markets are Europe, Japan, Australia, Canada and New Zealand

Full Year Business Unit Performance

Orthopaedics

Our Orthopaedics business unit delivered underlying revenue growth of 5.1% (reported growth 5.7%) for the full year.

Knee Implants underlying revenue growth was 2.9% (reported growth 3.5%) and Hip Implants underlying revenue growth was 2.9% (reported growth 3.5%). Knee Implants growth was strongest outside the US led by our JOURNEY II Total Knee System and ANTHEM Total Knee System. Hip Implant performance was driven by the US launch of the CATALYSTEM◊ Primary Hip System and strong growth from OR30 Dual Mobility System.

Other Reconstruction underlying revenue growth was 33.8% (reported growth 35.4%) for the full year reflecting sales of our CORI Surgical System and consumables.

Trauma & Extremities underlying revenue growth was 6.3% (reported growth 6.7%) for the full year as this business continued to be a significant growth driver following its turnaround in 2023. Growth was driven by the EVOS Plating System, our patient-positioning portfolio and the successful launch of the AETOS Shoulder System.

Sports Medicine & ENT

Our Sports Medicine & ENT business unit delivered underlying revenue growth of 5.2% including a -400bps headwind from China, where the implementation of VBP was a headwind, as noted above (reported growth 6.0%).

Sports Medicine Joint Repair underlying revenue growth was 7.8% including a

-480bps headwind from China (reported growth 8.6%). Outside of China, Sports Medicine Joint Repair had another strong year driven by our shoulder repair portfolio and the REGENETEN Bioinductive Implant.

Arthroscopic Enabling Technologies underlying revenue growth was 1.6% (reported growth 2.4%) including good growth from the WEREWOLF◊ FASTSEAL 6.0 Hemostasis Wand and patient-positioning portfolio offset by video technologies.

ENT underlying revenue growth was 4.4% (reported growth 4.8%). Growth was led by our nose business offset by some softness in the US tonsils and adenoids market.

Advanced Wound Management

Our Advanced Wound Management business unit delivered underlying revenue growth of 5.6% (reported growth 6.7%) in 2025.

Advanced Wound Care underlying revenue growth was 2.6% (reported growth 4.3%) including good growth in foam dressings and films offsetting a weaker performance in infection management.

Advanced Wound Bioactives underlying revenue growth was 6.8% (reported growth 6.9%). Performance was led by good growth from SANTYL and a strong first half for our skins substitutes portfolio ahead of the reimbursement changes referred to above.

Advanced Wound Devices underlying revenue growth was 9.8% (reported growth 11.1%). This was driven by both our single-use PICO Negative Pressure Wound Therapy System and traditional RENASYS◊ Negative Pressure Wound Therapy System, as well as our LEAF Patient Monitoring System.

Full Year 2025 Consolidated Analysis
Smith+Nephew results for the year ended 31 December 2025:

			Reported
	2025	2024	growth
	$m	$m	%
Revenue	6,164	5,810	6.1
Operating profit	794	657	20.7
Acquisition and disposal related items	32	94
Restructuring and rationalisation costs	47	123
Amortisation and impairment of acquisition intangibles	176	187
Legal and other	162	(12)
Trading profit(i)	1,211	1,049	15.5
	¢	¢
Earnings per share ('EPS')	72.1	47.2
Acquisition and disposal related items	(3.6)	11.2
Restructuring and rationalisation costs	4.0	10.8
Amortisation and impairment of acquisition intangibles	15.6	16.6
Legal and other	13.9	(1.5)
Adjusted Earnings per share ('EPSA')(i)	102.0	84.3	21.0
(i)         See Other Information on pages 35 to 41

Full Year 2025 Analysis

Group revenue for 2025 was $6,164 million (2024: $5,810 million), reflecting underlying revenue growth of 5.3%. Reported growth of 6.1% reflected an 80bps tailwind from foreign exchange.

The gross profit was $4,192 million (2024: $4,046 million) with a gross profit margin of 68.0% (2024: 69.6%), with the decrease reflecting non-trading items, primarily a $159 million non-cash excess and obsolescence provision related to the portfolio rationalisation programme (see Note 2 to the Financial Statements). Trading gross profit, which excludes these items, was $4,368 million (2024: $4,085 million), and trading gross margin increased 60bps to 70.9% (2024: 70.3%).

Operating profit increased 20.7% on a reported basis to $794 million primarily due to operating leverage and productivity savings across the Group (2024: $657 million).

Trading profit was up 15.5% on a reported basis to $1,211 million (2024: $1,049 million). A reconciliation of the $417 million (2024: $392 million) of adjustments between operating profit and trading profit is included in Other Information on pages 35 to 41.

We delivered a 160bps expansion in trading profit margin, which increased to 19.7% (2024: 18.1%). We continued to deliver year-on-year expansion in our trading profit margin, reflecting operating leverage, continued benefits from the 12-Point Plan and productivity savings across the Group, more than offsetting headwinds including a $17 million impact from tariffs.

Orthopaedics trading profit was up 36.9% on a reported basis to $363 million (2024: $265 million) and trading profit margin increased 340bps to 14.9%, reflecting favourable price/mix and 12-Point Plan transformation initiatives including manufacturing savings from network optimisation, ongoing productivity initiatives and disciplined cost control. Sports Medicine & ENT trading profit was up 5.6% on a reported basis to $461 million (2024: $437 million) and trading profit margin declined -20bps to 23.8% driven by the China VBP headwind in ENT. Advanced Wound Management trading profit was up 12.0% on a reported basis to $447 million (2024: $399 million) and trading profit margin increased 120bps to 24.9%, driven by favourable product mix and productivity in operations (see Note 2 to the Financial Statements for global business unit trading profit).

Reported profit before tax was $779 million (2024: $498 million), reflecting the improvement in operating profit and a $109 million reversal of an impairment charge relating to Bioventus (see Other Information on pages 35 to 41).

Reported tax for the year to 31 December 2025 was a charge of $154 million (2024: $86 million). The increase in the reported tax charge can principally be attributed to the increases in profit before tax since 2024 and the jurisdictional profit mix. The tax rate on trading results was 19.4% (in line with our guidance of 19-20%) (2024: 19.1%) (see Note 3 to the Financial Statements and Other Information on pages 35 to 41 for further details on taxation). The net interest charge was $112 million (2024: $121 million) mostly reflecting higher cash balances.

Adjusted earnings per share ('EPSA') increased 21.0% to 102.0¢ (204.0¢ per ADS) (2024: 84.3¢ per share),  reflecting improved trading performance. Basic earnings per share ('EPS') increased 52.8% to 72.1¢ (144.2¢ per ADS) (2024: 47.2¢ per share), reflecting restructuring costs, acquisition and disposal related items, amortisation and impairment of acquisition intangibles and legal and other items incurred.

Cash generation improved significantly in 2025, driven by strong working capital discipline and lower restructuring costs. As a result, cash generated from operations improved by 24.4% to $1,549 million (2024: $1,245 million) and trading cash flow was up 23.7% at $1,236 million (2024: $999 million) (see Other Information on pages 35 to 41 for a reconciliation between cash generated from operations and trading cash flow). As a result of the working capital movement, the trading profit to cash conversion ratio improved to 102% (2024: 95%). We delivered a significant improvement in free cash flow which was up 52.5% to $840 million (2024: $551 million), including a $26 million benefit from a property transaction.

We continued to make progress addressing our high inventory, reducing Day Sales of Inventory (DSI) by 21 days year-on-year, with DSI down across all business units. As a result of the further Group-wide inventory portfolio rationalisation programme announced in December 2025, DSI decreased by 51 days year-on-year.

2025 adjusted ROIC increased by 90bps to 8.3% despite the -160bps portfolio rationalisation headwind (2024: 7.4%).

Each business unit contributed to the expansion in adjusted ROIC, reflecting continued progress under the 12-Point Plan and the stronger operational discipline now embedded across the Group. Orthopaedics adjusted ROIC increased to 4.8% (2024: 3.1%), Advanced Wound Management increased to 14.1% (2024: 11.6%) and Sports Medicine & ENT was flat at 9.4% (2024: 9.4%). The impact  of the headwinds from the portfolio rationalisation programme was most significant in Orthopaedics and Sports Medicine. The allocation of directly attributable central costs to business units, introduced in 2024 to reinforce ownership of performance, has enhanced accountability and focus on returns. This action, alongside a higher trading profit margin, lower non-trading costs and improved capital efficiency contributed to the increase in adjusted ROIC for the year. Group ROIC based on the closest equivalent IFRS measures was 7.3% (2024: 4.9%).

The Group's net debt, including lease liabilities, was $2,759 million at 31 December 2025 (2024: $2,709 million), with access to committed facilities of $4.1 billion (see Note 6 to the Financial Statements). Our adjusted net debt/EBITDA leverage ratio for 2025 was 1.7x.

Dividend

The Board is recommending a Final Dividend of 24.1¢ per share (48.2¢ per ADS) (2024: 23.1¢ per share). Together with the Interim Dividend of 15.0¢ per share (30.0¢ per ADS) (2024: 14.4¢), this will give a total distribution of 39.1¢ per share (78.2¢ per ADS), a 4.3% increase from 2024. The 38% payout ratio is in line with the 35-40% indicated in our capital allocation framework.

2026 Outlook

Building on our momentum, for 2026 we are targeting further progress in revenue growth, trading profit and adjusted ROIC, and sustained strong cash generation, as outlined in our provisional guidance at our Capital Markets Day in December 2025.

We continue to expect underlying revenue growth to further accelerate to around 6% for the full year. This is expected to include continued good growth in Orthopaedics, Sports Medicine (excluding Arthroscopic Enabling Technologies and ENT in China) and Advanced Wound Management, particularly in Advanced Wound Care and Advanced Wound Devices. In Orthopaedics, we expect to continue to close the gap versus US Reconstruction market growth. We expect US Hip Implants to track in line with or ahead of market growth and we expect US knee performance to start with a softer first quarter, reflecting our continuing and deliberate trade-offs to balance growth and profit and asset efficiency. We will then build towards market growth in Q4, supported by the launch of the cementless version of our new LANDMARK Knee System in the second half of the year. In Advanced Wound Management, whilst we expect headwinds in our skin substitutes business, we still expect Advanced Wound Bioactives to grow, supported by the ongoing strength of SANTYL and growth in skin substitutes outside of the physician office and mobile channel. The guidance equates to reported revenue growth of around 7.8% based on exchange rates prevailing on 24 February 2026.

We expect trading profit growth on an organic basis of around 8% despite the significant headwinds to profit in 2026, as outlined in December. These include inventory revaluation, tariffs, the impact of changes to reimbursement in our US Advanced Wound Management business, and ENT VBP in China. There are no changes to any of our assumptions regarding these headwinds. We still expect around $60 million impact from tariffs ($17 million in 2025) and $20 to $40 million incremental impact from changes to wound reimbursement. We continue to expect revenue leverage and operational savings to more than offset these headwinds to drive trading profit growth ahead of revenue growth before acquisitions.

We expect a stronger second half to the year compared to the first half for both revenue and profit growth, in keeping with normal phasing. We have one fewer trading day in Q1 2026 versus 2025 and one more in Q4. Trading days typically have a more pronounced impact on our Orthopaedics business.

Since providing our provisional guidance we have completed the acquisition of Integrity Orthopaedics. This acquisition is expected to be marginally dilutive to trading profit in 2026, broadly neutral in 2027 and accretive in 2028. Including this dilution, we expect 2026 trading profit to be around $1.3 billion based on current forecast exchange rates.

We expect around $800 million in free cash flow and greater than 10% adjusted ROIC, excluding the impact of Integrity Orthopaedics.

The tax rate on trading results for 2026 is forecast to be in the range of 19.0% to 20.0%, subject to any material changes to tax law or other one-off items.

Forward calendar

The Q1 2026 Trading Report will be released on 6 May 2026.

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business focused on the repair, regeneration and replacement of soft and hard tissue. We exist to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 17,000 employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global business units of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in around 100 countries, and generated annual sales of $6.2 billion in 2025. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on X, LinkedIn, Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: conflicts in Europe and the Middle East, economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal and financial compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and disposals, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cybersecurity; disruptions due to natural disasters, weather and climate change related events; changes in customer and other stakeholder sustainability expectations; changes in taxation regulations; effects of foreign exchange volatility; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, which is available on the SEC's website at www. sec.gov, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered in US Patent and Trademark Office.

2025 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Group Income Statement for the year ended 31 December 2025

		2025	2024
	Notes	$m	$m
Revenue	2	6,164	5,810
Cost of goods sold		(1,972)	(1,764)
Gross profit		4,192	4,046
Selling, general and administrative expenses		(3,102)	(3,100)
Research and development expenses		(296)	(289)
Operating profit	2	794	657
Interest income		28	24
Interest expense		(140)	(145)
Other finance costs		(16)	(28)
Share of results of associates		113	(10)
Profit before taxation		779	498
Taxation	3	(154)	(86)
Attributable profit for the yearA		625	412
Earnings per ordinary shareA
Basic		72.1	47.2
Diluted		71.6	47.0

Group Statement of Comprehensive Income for the year ended 31 December 2025

	2025	2024
	$m	$m
Attributable profit for the yearA	625	412
Other comprehensive income
Items that will not be reclassified to income statement
Remeasurement of net retirement benefit obligations	5	16
Taxation on other comprehensive income	(1)	(1)
Total items that will not be reclassified to income statement	4	15

Items that may be reclassified subsequently to income statement
Cash flow hedges - forward foreign exchange contracts
Gains arising in the year	13	38
Gains recycled to income statement in the year	(29)	(1)
Exchange differences on translation of foreign operations	179	(124)
Taxation on other comprehensive income	5	(5)
Total items that may be reclassified subsequently to income statement	168	(92)
Other comprehensive income/(loss) for the year, net of taxation	172	(77)
Total comprehensive income for the yearA	797	335

A    Attributable to the equity holders of the Company and wholly derived from continuing operations.

Group Balance Sheet as at 31 December 2025

		2025	2024
	Notes	$m	$m
ASSETS
Non-current assets
Property, plant and equipment		1,638	1,422
Goodwill		3,108	3,026
Intangible assets		882	1,032
Investments		30	9
Investments in associates		121	7
Other non-current assets		164	24
Retirement benefit assets		64	63
Deferred tax assets		347	350
		6,354	5,933
Current assets
Inventories		2,117	2,387
Trade and other receivables		1,413	1,381
Current tax receivable		16	34
Cash and cash equivalents	6	557	619
		4,103	4,421
TOTAL ASSETS		10,457	10,354

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital		175	175
Share premium		615	615
Capital redemption reserve		20	20
Treasury shares		(515)	(66)
Other reserves		(329)	(497)
Retained earnings		5,323	5,018
Total equity		5,289	5,265

Non-current liabilities
Long-term borrowings and lease liabilities	6	3,177	3,258
Retirement benefit obligations		84	79
Other payables		190	95
Provisions		82	95
Deferred tax liabilities		40	31
		3,573	3,558

Current liabilities
Bank overdrafts, borrowings, loans and lease liabilities	6	150	63
Trade and other payables		1,177	1,128
Provisions		74	108
Current tax payable		194	232
		1,595	1,531
Total liabilities		5,168	5,089
TOTAL EQUITY AND LIABILITIES		10,457	10,354

Group Cash Flow Statement for the year ended 31 December 2025

	2025	2024
	$m	$m
Cash flows from operating activities
Profit before taxation	779	498
Net interest expense	112	121
Depreciation, amortisation and impairment	573	645
Loss on disposal of property, plant and equipment and software	23	22
Share-based payments expense (equity-settled)	43	40
Share of results of associates	(113)	10
Pension costs less cash paid	5	16
Decrease/(increase) in inventories	208	(42)
Increase in trade and other receivables	(175)	(81)
Decrease in trade and other payables and provisions	94	16
Cash generated from operations	1,549	1,245
Interest received	25	22
Interest paid	(142)	(140)
Income taxes paid	(147)	(140)
Net cash inflow from operating activities	1,285	987

Cash flows from investing activities
Acquisitions, net of cash acquired	(9)	(186)
Capital expenditure	(433)	(381)
Purchase of investments	(2)	(1)
Proceeds from disposal of property, plant and equipment	38	-
Investment in associates	-	(1)
Net cash used in investing activities	(406)	(569)

Cash flows from financing activities
Purchase of own shares	(502)	-
Proceeds from own shares	12	1
Payment of capital element of lease liabilities	(50)	(55)
Proceeds from borrowings due within one year	43	-
Settlement of borrowings due within one year	(39)	(705)
Proceeds from borrowings due after one year	-	1,000
Settlement of borrowings due after one year	(90)	-
Settlement of currency swaps	1	-
Equity dividends paid	(330)	(327)
Net cash used in financing activities	(955)	(86)

Net (decrease)/increase in cash and cash equivalents	(76)	332
Cash and cash equivalents at beginning of year	617	300
Exchange adjustments	12	(15)
Cash and cash equivalents at end of yearB	553	617

B    Cash and cash equivalents at the end of the year are net of bank overdrafts of $4m (2024: $2m).

Group Statement of Changes in Equity for the year ended 31 December 2025

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reservesC	earningsD	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2025	175	615	20	(66)	(497)	5,018	5,265
Attributable profit for the yearA	-	-	-	-	-	625	625
Other comprehensive incomeA	-	-	-	-	168	4	172
Total comprehensive income	-	-	-	-	168	629	797
Equity dividends declared and paid	-	-	-	-	-	(330)	(330)
Share-based payments recognised	-	-	-	-	-	43	43
Taxation on share-based payments	-	-	-	-	-	4	4
Purchase of own sharesC	-	-	-	(502)	-	-	(502)
Cost of shares transferred to beneficiaries	-	-	-	53	-	(41)	12
At 31 December 2025	175	615	20	(515)	(329)	5,323	5,289

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reservesC	earningsD	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2024	175	615	20	(94)	(405)	4,906	5,217
Attributable profit for the yearA	-	-	-	-	-	412	412
Other comprehensive incomeA	-	-	-	-	(92)	15	(77)
Equity dividends declared and paid	-	-	-	-	-	(327)	(327)
Share-based payments recognised	-	-	-	-	-	40	40
Taxation on share-based payments	-	-	-	-	-	(1)	(1)
Cost of shares transferred to beneficiaries	-	-	-	28	-	(27)	1
At 31 December 2024	175	615	20	(66)	(497)	5,018	5,265

A    Attributable to equity holders of the Company and wholly derived from continuing operations.
C    Other reserves comprises gains and losses on cash flow hedges, foreign exchange differences on translation of foreign operations and net changes on fair value of trade investments. The cumulative translation loss within other reserves at 31 December 2025 was $341m (2024: $520m, 2023: $396m).
D    Within retained earnings is a non-distributable capital reserve of $2,266m (2024: $2,266m, 2023: $2,266m) which arose as a result of the Group's reorganisation in 2008.

Notes to the Condensed Consolidated Financial Statements

1.    Basis of preparation and accounting policies
Smith & Nephew plc (the 'Company') is a public limited company incorporated in England and Wales. In these condensed consolidated financial statements ('Financial Statements'), 'Group' means the Company and all its subsidiaries. The financial information herein has been prepared on the basis of the accounting policies as set out in the Annual Report of the Group for the year ended 31 December 2025. The Group has prepared its accounts in accordance with UK-adopted International Accounting Standards. The Group has also prepared its accounts in accordance with International Financial Reporting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB) effective as at 31 December 2025. IFRS as adopted in the UK differs in certain respects from IFRS Accounting Standards as issued by the IASB. However, the differences have no impact for the periods presented.

The preparation of accounts in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the year. The accounting policies requiring management to use significant estimates and assumptions are discussed below. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognised prospectively.

The uncertainties as to the future impact on the financial performance and cash flows of the Group as a result of the current economic environment have been considered as part of the Group's adoption of the going concern basis in these financial statements, in which context the Directors reviewed cash flow forecasts prepared for a period of at least 12 months from the date of approval of these financial statements. Having carefully reviewed those forecasts, the Directors concluded that it was appropriate to adopt the going concern basis of accounting in preparing these financial statements for the reasons set out below.

The Group had access to $553m of cash and cash equivalents at 31 December 2025. The Group's net debt at 31 December 2025 was $2,759m with access to committed facilities of $4.1bn with an average maturity of 4.7 years. The funding position of the Group has remained materially unchanged following the upfront payment of $225m for the acquisition of Integrity Orthopaedics, the repayment of $75m of maturing private placement debt, and an increase of the Revolving Credit Facility by $125m to $1.125bn.

$625m of private placement debt is subject to financial covenants. The principal covenant on the private placement debt is a leverage ratio of <3.5 which is measured on a rolling 12-month basis at half year and year end. There are no financial covenants in any of the Group's other facilities.

The Directors have considered various scenarios in assessing the impact of the economic environment on future financial performance and cash flows, including the impact of a significant global economic downturn, leading to lower healthcare spending across both public and private systems. Throughout these scenarios, which include a severe but plausible outcome, the Group continues to have headroom on its borrowing facilities and financial covenants.

The Directors have a reasonable expectation that the Company and the Group are well placed to manage their business risks, have sufficient funds to continue to meet their liabilities as they fall due and to continue in operational existence for a period of at least 12 months from the date of the approval of the financial statements. The financial statements have therefore been prepared on a going concern basis.

Accordingly, the Directors continue to adopt the going concern basis (in accordance with the guidance 'Guidance on Risk Management, Internal Control and Related Financial and Business Reporting' issued by the FRC) in preparing these financial statements.

The principal risks that the Group is exposed to will be disclosed in the Group's 2025 Annual Report. These are: strategy and commercial execution; cybersecurity; global supply chain; legal and compliance; mergers and acquisitions; new product innovation, design and development including intellectual property; political and economic; pricing and reimbursement; quality and regulatory; talent management; and financial markets.

The financial information contained in this document does not constitute statutory financial statements as defined in sections 434 and 435 of the Companies Act 2006 for the years ended 31 December 2025 or 2024 but is derived from those accounts. Statutory accounts for 2024 have been delivered to the registrar of companies and those for 2025 will be delivered in due course. The auditor has reported on those accounts; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

New accounting standards effective 2025
A number of new amendments to standards are effective from 1 January 2025 but they do not have a material effect on the Group's financial statements.

Accounting standards issued but not yet effective
A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2026 and earlier application is permitted; however, the Group has not adopted them early in preparing these financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements was issued by the IASB in April 2024. The standard is effective for annual reporting periods beginning on or after 1 January 2027 and also applies to comparative information. IFRS 18 will replace IAS 1 Presentation of Financial Statements and will have a pervasive impact on several aspects of financial statements presentation and disclosure, particularly in the Group income statement and disclosure requirements for management-defined performance measures (MPMs) within the financial statements.

The Group has commenced an assessment of the standard's full impact. Based on the preliminary analysis, the Group anticipates that the standard will have the following potential impacts:
●        The classification of items of income and expense into categories defined in IFRS 18 will impact the presentation of the Group income statement. Whilst the standard does not impact recognition or measurement, changes in classification will impact the reported amounts for line items in the income statement. A new subtotal 'Profit before financing and income tax' will be included to separately present the impact of investing and financing activities. Share of results of associates will be classified in the investing category, interest income and expense in the financing category and other finance costs will be classified in the operating, investing or financing category depending on the nature of the income or expense.
●        The Group is reassessing its aggregation and disaggregation principles to ensure they comply with the enhanced guidance in IFRS 18, which aims to provide more detailed and useful information to users of the financial statements.
●        Mandatory new disclosures in relation to MPMs will be required within the financial statements.
●        Consequential presentational changes to statement of cash flows will be required and operating profit will be the new starting point for reconciling cash flows from operating activities.

The Group will apply IFRS 18 from its mandatory effective date of 1 January 2027. Comparative information for the financial years ending 31 December 2026 and 31 December 2025 will be restated in accordance with IFRS 18.

Critical judgements and estimates
The Group prepares its consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB and IFRS adopted in the UK, the application of which often requires judgements and estimates to be made by management when formulating the Group's financial position and results. Under IFRS, the Directors are required to adopt those accounting policies most appropriate to the Group's circumstances for the purpose of presenting fairly the Group's financial position, financial performance and cash flows.

Management regularly reviews, and revises as necessary, the accounting judgements that significantly impact the amounts recognised in the financial statements and the estimates that are considered to be critical estimates due to their potential to give rise to material adjustments in the Group's financial statements in the next financial year. The Group has determined that there are no critical accounting judgements and no key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Climate change considerations
The impact of climate change has been considered as part of the assessment of estimates and judgements in preparing the Group accounts. The climate change scenario analyses undertaken this year in line with TCFD recommendations did not identify any material financial impact. The following considerations were made in respect of the financial statements:
a.  The impact of climate change on the going concern assessment and the viability of the Group over the next three years.
b.  The impact of climate change on the cash flow forecasts used in the impairment assessments of non-current assets including goodwill.
c.  The impact of climate change on the carrying value and useful economic lives of property, plant and equipment.

While there is currently no material medium term impact expected, the Group closely monitors climate-related risks given the changing nature of these risks and management consider the impact of climate change as part of the decision making process and continue to assess the impact on judgements and estimates, and on preparation of the consolidated financial statements.

2.    Business segment information
The Group's operating structure is organised around four global business units (Orthopaedics, Sports Medicine, ENT and Advanced Wound Management) and the chief operating decision maker monitors performance, makes operating decisions and allocates resources on a global business unit basis. Business unit presidents have responsibility for upstream marketing, driving product portfolio and technology acquisition decisions, full commercial responsibility and for the implementation of their business unit strategy globally. Accordingly, the Group consists of four operating segments.

The Group has concluded that Sports Medicine and ENT meet the aggregation criteria and therefore, these operating segments have been aggregated into a single operating segment. In applying the aggregation criteria prescribed by IFRS 8 Operating Segments, management made certain judgements pertaining to the economic indicators relating to these operating segments including those relating to the similarities in the expected long-term market growth rates, the geographic and operational risks and the competitive landscape that these segments operate in. Therefore, in accordance with IFRS 8, the Group has three operating segments which are also reportable segments.

The Executive Committee ('ExCo') comprises the Chief Financial Officer ('CFO'), the business unit presidents and certain heads of function, and is chaired by the Chief Executive Officer ('CEO'). ExCo is the body through which the CEO uses the authority delegated to him by the Board of Directors to manage the operations and performance of the Group. All significant operating decisions regarding the allocation and prioritisation of the Group's resources and assessment of the Group's performance are made by ExCo, and while the members have individual responsibility for the implementation of decisions within their respective areas, it is at the ExCo level that these decisions are made. Accordingly, ExCo is considered to be the Group's chief operating decision maker as defined by IFRS 8 Operating Segments.

In making decisions about the prioritisation and allocation of the Group's resources, ExCo reviews financial information for the business units and determines the best allocation of resources to the business units. This information is prepared substantially on the same basis as the Group's IFRS financial statements aside from the adjustments described in Note 2b. In 2024, the Group changed the segment trading profit measure presented to the ExCo by allocating directly attributable corporate costs to business units. Financial information for corporate costs relating to centralised infrastructure costs such as compliance and group functions is presented on a Group-wide basis. The ExCo is not provided with total assets and liabilities by segment, and therefore these measures are not included in the disclosures below. The results of the segments are shown below.

2a.  Revenue by business segment and geography
Revenue is recognised as the performance obligations to deliver products or services are satisfied and is recorded based on the amount of consideration expected to be received in exchange for satisfying the performance obligations. Revenue is recognised primarily when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms, with some transfer of services taking place over time. Substantially all performance obligations are fulfilled within one year. There is no significant revenue associated with the provision of services.

Payment terms to our customers are based on commercially reasonable terms for the respective markets while also considering a customer's credit rating. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue. Rebates primarily comprise chargebacks and other discounts granted to certain customers. Chargebacks are discounts that occur when a third-party purchases product from a wholesaler at its agreed price plus a mark-up. The wholesaler in turn charges the Group for the difference between the price initially paid by the wholesaler and the agreed price. The provision for chargebacks is based on expected sell-through levels by the Group's wholesalers to such customers, as well as estimated wholesaler inventory levels.

Orthopaedics and Sports Medicine & ENT (Ear, Nose & Throat)
Orthopaedics and Sports Medicine & ENT consists of the following businesses: Knee Implants, Hip Implants, Other Reconstruction, Trauma & Extremities, Sports Medicine Joint Repair, Arthroscopic Enabling Technologies and ENT. Sales of inventory located at customer premises and available for customers' immediate use are recognised when notification is received that the product has been implanted or used. Substantially all other revenue is recognised when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms. Revenue is recognised for the amount of consideration expected to be received in exchange for transferring the products or services.

In general, our business in Established Markets is direct to hospitals and ambulatory surgery centers whereas in the Emerging Markets we generally sell through distributors.

Advanced Wound Management
Advanced Wound Management consists of the following businesses: Advanced Wound Care, Advanced Wound Bioactives and Advanced Wound Devices. Substantially all revenue is recognised when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms. Revenue is recognised for the amount of consideration expected to be received in exchange for transferring the products or services. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue, as explained above.

The majority of our Advanced Wound Management business, and in particular products used in community and homecare facilities, is through wholesalers and distributors. When control is transferred to a wholesaler or distributor, revenue is recognised accordingly. The proportion of sales direct to hospitals is higher in our Advanced Wound Devices business in Established Markets.

Segment revenue reconciles to statutory revenue from continuing operations as follows:

	2025	2024
	$m	$m
Reportable segment revenue
Orthopaedics	2,437	2,305
Sports Medicine & ENT	1,934	1,824
Advanced Wound Management	1,793	1,681
Revenue from external customers	6,164	5,810

Disaggregation of revenue
The following table shows the disaggregation of Group revenue by product by business unit:

	2025	2024(i)
	$m	$m
Knee Implants	1,011	977
Hip Implants	641	619
Other Reconstruction	136	101
Trauma & Extremities	649	608
Orthopaedics	2,437	2,305
Sports Medicine Joint Repair	1,067	982
Arthroscopic Enabling Technologies	647	632
ENT (Ear, Nose and Throat)	220	210
Sports Medicine & ENT	1,934	1,824
Advanced Wound Care	766	735
Advanced Wound Bioactives	621	581
Advanced Wound Devices	406	365
Advanced Wound Management	1,793	1,681
Total	6,164	5,810

(i) Robotics consumables revenue has been reclassified from Other Reconstruction to Knee and Hip implants.

The following table shows the disaggregation of Group revenue by geographic market and product category. The disaggregation of revenue into the two product categories below reflects that in general the products in the Advanced Wound Management business unit are sold to wholesalers and intermediaries, while products in the other business units are sold directly to hospitals, ambulatory surgery centers and distributors. The further disaggregation of revenue by Established Markets and Emerging Markets reflects that in general our products are sold through distributors and intermediaries in the Emerging Markets while in the Established Markets, with the exception of the Advanced Wound Care and Bioactives products, which are in general sold direct to hospitals and ambulatory surgery centers. The disaggregation by Established Markets and Emerging Markets also reflects their differing economic factors including volatility in growth and outlook.

	2025			2024
	Established MarketsE	Emerging Markets	Total	Established MarketsE	Emerging Markets	Total
	$m	$m	$m	$m	$m	$m
Orthopaedics, Sports Medicine & ENT	3,606	764	4,370	3,366	763	4,129
Advanced Wound Management	1,555	239	1,794	1,464	217	1,681
Total	5,161	1,003	6,164	4,830	980	5,810

E   Established Markets comprises the US, Australia, Canada, Europe, Japan and New Zealand.

Sales are attributed to the country of destination. US revenue for 2025 was $3,306m (2024: $3,123m, 2023: $2,979m), UK revenue for 2025 was $246m (2024: $226m, 2023: $201m) and China revenue for 2025 was $128m (2024: $210m, 2023: $275m).

No single customer generates revenue greater than 10% of the consolidated revenue.

2b.  Trading profit by business segment
The segment profit measure presented to the ExCo is the segment trading profit. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at segment trading profit: corporate costs; acquisition and disposal-related items; significant restructuring programmes; amortisation and impairment of acquisition intangibles; gains and losses arising from legal disputes; and other significant items.

In 2024, the Group changed the segment trading profit measure presented to the ExCo by allocating directly attributable corporate costs to business units except for corporate costs relating to centralised infrastructure costs such as compliance and group functions.

Segment trading profit is reconciled to the statutory measure below:

	2025	2024
	$m	$m
Segment profit
Orthopaedics	363	265
Sports Medicine & ENT	461	437
Advanced Wound Management	447	399
Segment trading profit	1,271	1,101
Corporate costs1	(60)	(52)
Acquisition and disposal related items2	(32)	(94)
Restructuring and rationalisation expenses2	(47)	(123)
Amortisation and impairment of acquisition intangibles	(176)	(187)
Legal and other2	(162)	12
Operating profit	794	657
Interest income	28	24
Interest expense	(140)	(145)
Other finance costs	(16)	(28)
Share of results of associates	113	(10)
Profit before taxation	779	498

1   Corporate costs include centralised infrastructure costs such as compliance and group functions.

2   During 2025, the Group undertook a strategic review of its inventory portfolio and determined that certain product ranges would be phased out and simplified. As a result, the Group recognised an excess and obsolescence charge of $159m within legal and other items. During 2024, the Group announced its intention to close the Warwick manufacturing site that manufactures Birmingham Hip Resurfacing (BHR) products. As a result, a total of $68m of BHR assets and liabilities were written off, which mainly includes goodwill of $63m (included in acquisition and disposal-related items).

         Depreciation and amortisation included in segment profit is presented below:

	2025	2024
	$m	$m
Depreciation and amortisation
Orthopaedics	227	213
Sports Medicine & ENT	105	98
Advanced Wound Management	69	62

Acquisition and disposal-related items
For the year ended 31 December 2025, costs primarily relate to charge relating to integration costs for prior year acquisitions and disposal of certain products.

For the year ended 31 December 2024, costs primarily relate to impairment of BHR goodwill, disposal of certain products and integration costs relating to CartiHeal.

Restructuring and rationalisation costs
For the year ended 31 December 2025 and 2024 these costs include efficiency and productivity elements of the 12-Point Plan and the Operations and Commercial Excellence programme. These costs primarily consist of severance, business advisory services, asset write-offs, contractual terminations and integration and dual running costs.

Amortisation and impairment of acquisition intangibles
For the years ended 31 December 2025 and 2024 these costs relate to the amortisation and impairment of intangible assets acquired in material business combinations.

Legal and other
For the year ended 31 December 2025, the charge mainly relates to a $159m increase in the excess and obsolescence provision arising from the Group's portfolio simplification initiatives introduced under the 12-Point Plan and further developed in 2025 through the Ortho 360 operating model and new RISE strategy. These actions include the planned discontinuation and simplification of certain product ranges which will reduce the need for inventory and capital employed in the business, provide a simpler and more efficient offer to our customers, and will also allow us to focus on migrating them to our latest technology products. Legal and other also includes $9m reduction in the provision for ongoing metal-on-metal hip claims as a result of a decrease in the present value of the estimated costs to resolve all known and anticipated metal-on-metal hip claims, offset by legal expenses of $10m for ongoing metal-on-metal hip claims.

For the year ended 31 December 2024, the credit mainly relates to a $28m reduction in the provision for ongoing metal-on-metal hip claims as a result of a decrease in the present value of the estimated costs to resolve all known and anticipated metal-on-metal hip claims, partially offset by legal expenses for ongoing metal-on-metal hip claims.

The years ended 31 December 2024 also include costs for implementing the requirements of the EU Medical Device Regulation which came into effect in May 2021 with a transition period to May 2024.

3.    Taxation
Reported tax for the year ended 31 December 2025 was a charge of $154m (2024: $86m charge). The reported tax charge is higher than 2024 due to an increase in reported profits.

Pillar Two

The OECD Pillar Two GloBE Rules (Pillar Two) introduce a global minimum corporation tax rate of 15% applicable to multinational enterprise groups with global revenue over €750m. The Pillar Two rules first applied to the Group for its accounting period commencing 1 January 2024.

The Pillar Two current tax charge for the period ended 31 December 2025 is approximately $8m (2024: $8m).

The Group is adopting the IAS12 mandatory temporary exception from the recognition and disclosure of deferred taxes arising from the Pillar Two rules.

The Group does not meet the threshold for application of the Pillar One transfer pricing rules.

4.    Dividends
The 2024 final dividend of 23.1 US cents per ordinary share totalling $202m was paid on 28 May 2025. The 2025 interim dividend of 14.4 US cents per ordinary share totalling $128m was paid on 7 November 2025.

A final dividend for 2025 of 24.1 US cents per ordinary share has been proposed by the Board and will be paid, subject to shareholder approval, on 27 May 2026 to shareholders whose names appear on the Register of Members on 27 March 2026. The sterling equivalent per ordinary share will be set following the record date. The ex-dividend date is 26 March 2026 and the final day for currency and dividend reinvestment plan ('DRIP') elections is 5 May 2026.

5.    Acquisitions

Year ended 31 December 2025

No acquisitions were completed in 2025.

Year ended 31 December 2024

On 9 January 2024, the Group completed the acquisition of 100% of the share capital of CartiHeal (2009) Ltd (CartiHeal), the developer of CARTIHEAL◊ AGILI-C◊, a novel Sports Medicine technology for cartilage regeneration in the knee. The acquisition of this disruptive technology supports our strategy to invest behind our successful Sports Medicine & ENT business unit.

The fair value of the consideration amounted to $231m. This is comprised of contingent consideration of $49m, which represents the discounted value of $150m of consideration contingent upon the achievement of a single future financial performance milestone in the next 10 years, and initial cash consideration of $180m adjusted for cash acquired and other liabilities assumed, of which $18m was transferred in to escrow to be released in equal instalments to the seller in 12 and 18 months from completion.

The fair value of assets acquired and liabilities assumed is set out below:

CartiHeal (2009) Ltd
$m
Intangible assets - product-related and trade name	84
Inventory	1
Cash	6
Other liabilities	(2)
Trade and other payables	(1)
Net deferred tax liability	(3)
Net assets	85
Goodwill	146
Consideration	231

The product-related intangible assets and the trade name were valued using a relief-from-royalty methodology with the key inputs being revenue, profit and discount rate.

The cash outflow from acquisitions in 2024 of $186m comprises payments of consideration of $177m net of cash acquired relating to acquisitions in the current year and payments of deferred and contingent consideration of $9m relating to acquisitions completed in prior years.

The goodwill represents the control premium, acquired workforce and the synergies expected from integrating CartiHeal into the Group's existing business. The carrying value of goodwill increased from $2,992m at 31 December 2023 to $3,026m at 31 December 2024. The acquisition in the year ended 31 December 2024 increased goodwill by $146m, this was partially offset by goodwill impairment of $65m and foreign exchange movements of $47m.

For the year ended 31 December 2024, the contribution from CartiHeal to the Group's revenue and profit was immaterial. If the business combination had occurred at the beginning of the year the contribution to revenue and profit would not have been materially different.

6.    Net debt
Net debt comprises borrowings and credit balances on currency swaps less cash and cash equivalents.

	2025	2024
	$m	$m
Bank overdrafts, borrowings and loans - current	83	2
Corporate bond	2,478	2,498
Private placement notes	550	625
Borrowings	3,111	3,125
Cash and cash equivalents1	(557)	(619)
Credit balance on derivatives - currency swaps	-	1
(Asset)/liability balance on derivatives - interest rate swaps	(11)	6
Net debt excluding lease liabilities	2,543	2,513
Non-current lease liabilities	149	135
Current lease liabilities	67	61
Net debt	2,759	2,709

1 In 2025, cash and cash equivalents include cash at bank of $457m (2024: $419m) and cash equivalents of $100m (2024: $200m).

The Group had access to $553m of cash and cash equivalents at 31 December 2025. The Group's net debt, excluding lease liabilities, at 31 December 2025 was $2,543m with access to committed facilities of $4.1bn with an average maturity of 4.7 years. The funding position of the group remains materially unchanged following the acquisition of Integrity Orthopaedics for $225m, the repayment of $75m of maturating private placement debt, and an increase of the Revolving Credit Facility by $125m to $1.125bn.

$625m of private placement debt is subject to financial covenants. The principal covenant on the private placement debt is a leverage ratio of <3.5 which is measured on a rolling 12-month basis at half year and year end. There are no financial covenants in any of the Group's other facilities.

7a.   Financial instruments
The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount		Fair value

	2025	2024	2025	2024	Fair value
	$m	$m	$m	$m	level
Financial assets measured at fair value
Forward foreign exchange contracts	33	46	33	46	Level 2
Investments	30	9	30	9	Level 3
Investments relating to deferred compensation arrangements	106	-	106	-	Level 1
Interest rate swaps	11	10	11	10	Level 2
Currency swaps	2	1	2	1	Level 2
	182	66	182	66
Financial assets not measured at fair value
Trade and other receivables	1,278	1,190
Cash and cash equivalents	557	619
	1,835	1,809
Total financial assets	2,017	1,875

Financial liabilities measured at fair value
Acquisition consideration - contingent	(107)	(84)	(107)	(84)	Level 3
Forward foreign exchange contracts	(15)	(16)	(15)	(16)	Level 2
Interest rate swaps	-	(16)	-	(16)	Level 2
Currency swaps	(2)	(2)	(2)	(2)	Level 2
	(124)	(118)	(124)	(118)
Financial liabilities not measured at fair value
Acquisition consideration - deferred	-	(21)
Bank overdrafts and loans	(8)	(2)
Corporate bond not in a hedge relationship	(1,394)	(1,492)
Corporate bond in a hedge relationship	(1,084)	(1,006)
Private placement debt not in a hedge relationship	(625)	(625)
Trade and other payables	(1,243)	(1,084)
	(4,354)	(4,230)
Total financial liabilities	(4,478)	(4,348)

The following table shows the book value and market value of corporate bonds and private placement debt.

	2025		2024
	Book	Market	Book	Market
	value	value	value	value
	$ million	$ million	$ million	$ million
2030 USD corporate bond	897	810	995	836
2034 USD corporate bond	641	672	628	642
2027 USD corporate bond	349	354	348	352
2029 EUR corporate bond	591	617	527	547
Private placement debt	625	594	625	573

 There were no transfers between Levels 1, 2 and 3 during 2025 and 2024. For cash and cash equivalents, short-term loans and receivables, overdrafts and other short-term liabilities which have a maturity of less than three months, the book values approximate the fair values because of their short-term nature.

Long-term borrowings are measured in the balance sheet at amortised cost. The corporate bonds issued in October 2020, October 2022 and March 2024 are publicly listed and a market price is available. The Group's other long-term borrowings are not quoted publicly, their fair values are estimated by discounting future contractual cash flows to net present values at the current market interest rates available to the Group for similar financial instruments as at the year end. The fair value of the private placement notes is determined using a discounted cash flow model based on prevailing market rates.

The fair value of forward foreign exchange contracts is calculated by reference to  quoted market forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swaps is determined by reference to quoted market interest rates. The fair value of currency swaps is determined by reference to quoted market spot rates. As a result, foreign forward exchange contracts, interest rate swaps and currency swaps are classified as Level 2 within the fair value hierarchy.

The Group holds investments in relation to deferred compensation and employee benefit arrangements. These assets mainly comprise investments in mutual funds and similar investment vehicles with quoted prices in active markets that the Group can access at the reporting date. Fair value is therefore determined using unadjusted quoted market prices, and accordingly these investments are classified as Level 1 within the fair value hierarchy. The assets are measured at fair value through profit or loss.

The fair value of contingent consideration is estimated using a discounted cash flow model. The valuation model considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the possible scenarios, which relate to the achievement of established milestones and targets, the amount to be paid under each scenario and the probability of each scenario. As a result, contingent acquisition consideration is classified as Level 3 within the fair value hierarchy.

The fair value of investments is based upon third party pricing models for share issues. As a result, investments are considered Level 3 in the fair value hierarchy. The movements in the year ended 31 December 2025 and the year ended 31 December 2024 for financial instruments measured using Level 3 valuation methods are presented below:

	2025	2024
	$m	$m
Investments
At 1 January	9	8
Additions	2	1
Transferred from receivables	18	-
Fair value remeasurement	1	-
At 31 December	30	9

Contingent consideration receivable
At 1 January	-	18
Transferred to receivables	-	(18)
	-	-

Contingent acquisition consideration liability
At 1 January	(84)	(32)
Arising on acquisitions	-	(49)
Payments	6	6
Remeasurements	(29)	(9)
At 31 December	(107)	(84)

7b.  Retirement benefit obligations
The discount rate applied to the future pension liabilities of the UK plan is based on the yield on bonds that have a credit rating of AA denominated in the currency in which the benefits are expected to be paid with a maturity profile approximately the same as the obligations. The UK discount rate has remains unchanged since 31 December 2024. The remeasurement gain of $5m recognised in Other Comprehensive Income (OCI) was principally made up of a $3m gains on remeasurement of plan obligations in the UK,  Germany and Switzerland.

8.    Exchange rates
The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	2025	2024
Average rates
Sterling	1.32	1.28
Euro	1.13	1.08
Swiss Franc	1.20	1.14
Japanese Yen	0.0067	0.0066
Year end rates
Sterling	1.35	1.25
Euro	1.17	1.04
Swiss Franc	1.26	1.10
Japanese Yen	0.0064	0.0064

9.     Post balance sheet events
On 21 January 2026, the Group completed the acquisition of 100% of the share capital of Integrity Orthopaedics, Inc., a US-based early-stage commercial developer of Tendon Seam™, an innovative rotator cuff repair (RCR) system designed to significantly reduce re tear rates and improve patient outcomes. The acquisition represents a meaningful step in delivering Smith+Nephew's RISE strategy to accelerate growth through strategic investment and portfolio leadership, and will be an important building block in our ambition to become the global leader in Sports Medicine. The acquisition consideration comprised of $225m paid on completion, with up to a further $225m contingent on future performance.

The acquisition will be treated as a business combination under IFRS 3. The fair value assessment of the acquisition consideration, identifiable assets acquired and liabilities assumed is ongoing. Given the proximity of the acquisition to the financial statements being authorised for issue, it is not practicable at this stage to reasonably estimate the financial effect of the acquisition on the Group's consolidated financial statements. The Group expects to complete the purchase price allocation exercise under IFRS 3 in the first half of 2026, accordingly, provisional disclosures will be included in the Group's 2026 interim results.

On 9 February 2026, the Group amended its $1bn revolving credit facility, increasing total commitments to $1.125bn. The facility remains undrawn and its maturity is unchanged.

Other information

These financial statements include financial measures that are not prepared in accordance with International Financial Reporting Standards (IFRS). This additional information presented is not uniformly defined by all companies including those in the Group's industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under IFRS. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. The non-IFRS measures discussed in this document are set out below.

Performance measures
Non-IFRS measure	Purpose	Definition	Closest equivalent IFRS measure	Reconciled on
Underlying revenue growth	Underlying revenue growth is used to compare revenue in a given year to the previous year on a like-for-like basis. This measure is used by both management and the investor community.
Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the 'constant currency exchange effect' and the 'acquisitions and disposals effect'.

The 'constant currency exchange effect' is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior year revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the same exchange rate.

The 'acquisitions and disposals effect' is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group's internal reporting systems and are readily identifiable.

			Revenue growth	38
Trading profit	Trading profit is used in conjunction with operating profit to assess the performance and profitability of the Group. It is a key internal and external metric used by the investor community to assess our performance. It is our segment performance measure in accordance with IFRS 8 Operating Segments.	Trading profit is operating profit excluding the impact of acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group's profitability on a short-term or one-off basis are excluded.	Operating profit	38
Trading profit margin	This measure is used to assess the performance and profitability of the Group. It is a key external metric used by the investor community to assess our performance.	Trading profit margin is trading profit divided by revenue.	Operating profit margin	38
Performance measures (continued)
Non-IFRS measure	Purpose	Definition	Closest equivalent IFRS measure	Reconciled on
Trading profit before tax	Trading profit before tax is used in conjunction with profit before tax to assess performance and profitability of the Group. This measure is intended to enable the users to assess the performance of the Group by excluding items that impact the short-term profitability of the Group.	Trading profit before tax is profit before tax excluding impact of acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group's profitability on a short-term or one-off basis are excluded.	Profit before tax	38
Trading taxation	Trading taxation is used in conjunction with taxation to assess taxation that corresponds to trading profit before tax. This metric is used by both management and the investor community.	Trading taxation is taxation excluding the impact of acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group's profitability on a short-term or one-off basis are excluded.	Taxation	38
Trading attributable profit	This metric is used in the calculation of adjusted basic earnings per share.	Trading attributable profit is attributable profit excluding the impact of acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group's profitability on a short-term or one-off basis are excluded.	Attributable profit	38
Adjusted earnings per share ('EPSA')	EPSA is a trend measure. The Group presents this measure to assist investors in their understanding of trends.	Adjusted earnings per share is trading attributable profit divided by the weighted average number of shares outstanding. This is the same denominator used when calculating basic earnings per share.	Basic earnings per share	38
Trading cash flow	Trading cash flow is used in conjunction with cash generated from operations to assess the conversion of trading profit into cash. It is key external metric used by the investor community and is a key performance measure for management.
Trading cash flow is cash generated from operations excluding the impact of acquisition and disposal related items arising in connection with business combinations, including integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group's cash flows on a short-term or one-off basis are excluded. Trading cash flow includes payment of capital element of lease liabilities, proceeds from disposal of property, plant and equipment and capital expenditure as presented in the
Group cash flow statement.
			Cash generated from operations	38
Trading cash conversion	This measure is used to assess the conversion of trading profit into cash. It is a key external metric used by the investor community and is a key performance measure for management.	Trading cash conversion is trading cash flow divided by trading profit.	Cash generated from operations	38

Other measures
Non-IFRS measure	Purpose	Definition	Closest equivalent IFRS measure	Reconciled on
Free cash flow	Free cash flow is a measure of the cash generated for the Group to use after capital expenditure according to its Capital Allocation Framework. This metric is used by both management and investor community.	Free cash flow is cash generated from operations less capital expenditure, proceeds from disposal of property, plant and equipment, payment of lease liabilities and cash flows from interest and income taxes.	Cash generated from operations	40
Adjusted EBITDA	Adjusted EBITDA is used in the calculation of adjusted leverage ratio.	Adjusted EBITDA is attributable profit excluding taxation, share of results of associates, other finance costs, interest expense, interest income, acquisition and disposal related items, restructuring and rationalisation costs, amortisation and impairment of acquisition intangibles, legal and other costs, depreciation and impairment of property, plant and equipment and amortisation and impairment of other intangible assets.	Attributable profit	40
Adjusted leverage ratio	Adjusted leverage ratio is used in the calculation relating to debt covenants.	We calculate adjusted leverage ratio by dividing net debt by adjusted EBITDA. Net debt is defined as total borrowings less cash and cash equivalents in the statement of financial position. Total borrowings include bank overdrafts, borrowings, loans and lease liabilities and long-term borrowings and lease liabilities.	Leverage ratio(using IFRS measures)	40
Adjusted return on invested capital ('Adjusted ROIC')	Adjusted ROIC is a metric used by investor community and is a measure of the return generated on capital invested by the Group. It provides a metric for long-term value creation and encourages compounding reinvestment within the business and discipline around acquisitions with low returns and long payback. Adjusted ROIC is a key performance measure under the Performance Share Program.	Adjusted ROIC is defined as operating profit (before amortisation and impairment of acquisition intangibles) less adjusted taxes/((opening net operating assets + closing net operating assets)/2).	Return on invested capital ('ROIC') (using IFRS measures)	41

Underlying revenue
Reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to underlying revenue growth as follows:

					Reconciling Items
			Reported	Underlying	Acquisitions	Currency
	2025	2024	growth	growth	& disposals	impact
	$m	$m	%	%	%	%
Segment revenue
Orthopaedics	2,437	2,305	5.7	5.1	-	0.6
Sports Medicine & ENT	1,934	1,824	6.0	5.2	-	0.8
Advanced Wound Management	1,793	1,681	6.7	5.6	-	1.1
Revenue from external customers	6,164	5,810	6.1	5.3	-	0.8

					Cash
		Profit			generated
	Operating	before		Attributable	from	Earnings
	profit1	tax2	Taxation3	profit4	operations5	per share6
	$m	$m	$m	$m	$m	¢
2025 Reported	794	779	(154)	625	1,549	72.1
Acquisition and disposal related items	32	(47)	15	(32)	30	(3.6)
Restructuring and rationalisation costs	47	47	(13)	34	83	4.0
Amortisation and impairment of acquisition intangibles	176	176	(40)	136	-	15.6
Legal and other7	162	142	(21)	121	19	13.9
Lease liability payments	-	-	-	-	(50)	-
Capital expenditure	-	-	-	-	(433)	-
Proceeds from disposal of property, plant and equipment	-	-	-	-	38	-
2025 Non-IFRS	1,211	1,097	(213)	884	1,236	102.0

					Cash
		Profit			generated
	Operating	before		Attributable	from	Earnings
	profit1	tax2	Taxation3	profit4	operations5	per share6
	$m	$m	$m	$m	$m	¢
2024 Reported	657	498	(86)	412	1,245	47.2
Acquisition and disposal related items8	94	106	(9)	97	3	11.2
Restructuring and rationalisation costs8	123	123	(29)	94	151	10.8
Amortisation and impairment of acquisition intangibles	187	187	(42)	145	-	16.6
Legal and other7	(12)	(6)	(7)	(13)	36	(1.5)
Lease liability payments	-	-	-	-	(55)	-
Capital expenditure	-	-	-	-	(381)	-
2024 Non-IFRS	1,049	908	(173)	735	999	84.3

1          Represents a reconciliation of operating profit to trading profit.
2          Represents a reconciliation of reported profit before tax to trading profit before tax.
3          Represents a reconciliation of reported tax to trading tax.
4          Represents a reconciliation of reported attributable profit to trading attributable profit.
5          Represents a reconciliation of cash generated from operations to trading cash flow.
6          Represents a reconciliation of basic earnings per ordinary share to adjusted earnings per ordinary share (EPSA).
7          The ongoing funding of defined benefit pension schemes that are closed to future accrual is not included in management's definition of trading cash flow as there is no defined benefit service cost for these schemes.
8          During 2024, the Group announced its intention to close the Warwick manufacturing site that manufactures Birmingham Hip Resurfacing (BHR) products. As a result, a total of $68m of BHR assets and liabilities were written off, which mainly includes goodwill of $63m (included in acquisition and disposal-related items).

Acquisition and disposal related items
For the year ended 31 December 2025, costs primarily relate to disposal of certain products and integration costs relating to acquisitions. Trading profit before tax additionally excludes gains of $108m related to the Group's shareholding in Bioventus and the remeasurement and discount unwind for contingent consideration. This primarily includes an impairment reversal of $109m and the Group's share of gain recognised by Bioventus in its financial statements.

For the year ended 31 December 2024, costs primary related to impairment of BHR goodwill, disposal of certain products and integration costs relating to integration of CartiHeal. Trading profit before tax additionally excludes losses related to the Group's shareholding in Bioventus. This primarily includes the Group's share of loss recognised by Bioventus in its financial statements.

Restructuring and rationalisation costs
For the year ended 31 December 2025, these costs include efficiency and productivity elements of the 12-Point Plan to the Operations and Commercial Excellence programme. These costs primarily consist of severance, asset write-offs and integration and dual running costs.

For the year ended 31 December 2024, these costs include efficiency and productivity elements of the 12-Point Plan to the Operations and Commercial Excellence programme. These costs primarily consist of severance, asset write-offs and integration and dual running costs.

Amortisation and impairment of acquisition intangibles
For the years ended 31 December 2025 and 2024, these costs relate to the amortisation and impairment of intangible assets acquired in material business combinations.

Legal and other
For the year ended 31 December 2025, the charge mainly relates to a $159m increase in the excess and obsolescence provision arising from the Group's portfolio simplification initiatives introduced under the 12-Point Plan and further developed in 2025 through the Ortho 360 operating model and new RISE strategy. These actions include the planned discontinuation and simplification of certain product ranges which will reduce the need for inventory and capital employed in the business, provide a simpler and more efficient offer to our customers, and will also allow us to focus on migrating them to our latest technology products.

Trading profit before tax additionally excludes $10m gain on repurchase of corporate bonds, investment income relating to deferred compensation arrangements of $14m, partially offset by $4m of finance costs for the unwind of discount relating to the provision for metal-on-metal hip claims.

For the year ended 31 December 2024, the credit mainly relates to a $28m reduction in the provision for ongoing metal-on-metal hip claims as a result of decrease in the present value of the estimated costs to resolve all known and anticipated metal-on-metal hip claims, partially offset by legal expenses for ongoing metal-on-metal hip claims and costs of implementing the requirements of the EU Medical Device Regulation that was effective from May 2021 with a transition period to May 2024.

In 2024, Trading profit before tax additionally excludes $6m of finance costs for the unwind of discount relating to the provision for metal-on-metal hip claims.

Free cash flow
A reconciliation from cash generated from operations, the most comparable IFRS measure, to free cash flow is set out below:

	2025	2024
	$m	$m
Cash generated from operations	1,549	1,245
Capital expenditure	(433)	(381)
Interest received	25	22
Interest paid	(142)	(140)
Payment of lease liabilities	(50)	(55)
Income taxes paid	(147)	(140)
Proceeds from disposal of property, plant and equipment	38	-
Free cash flow	840	551

Adjusted leverage ratio
The calculation of the adjusted leverage ratio is set out below. Adjusted leverage ratio is calculated using metrics similar to those used in the debt covenant calculation.

	2025	2024
	$m	$m
Net debt including lease liabilities	2,759	2,709

Attributable	625	412
Taxation	154	86
Share of results of associates	(113)	10
Other finance costs	16	28
Interest expense	140	145
Interest income	(28)	(24)
Acquisition and disposal-related items	32	94
Restructuring and rationalisation costs	47	123
Amortisation and impairment of acquisition intangibles	176	187
Legal and other	162	(12)
Depreciation of property, plant and equipment	335	325
Impairment and amortisation of other intangible assets and impairment of property, plant and equipment	61	67
Adjusted EBITDA	1,607	1,441
Adjusted leverage ratio	1.7	1.9

Leverage ratio (using closest equivalent IFRS measures)
The leverage ratio using closest equivalent IFRS measures is not based on measures used in the calculation of debt covenants and is not used by management internally. This measure is not used for the Company's covenant in its private placement debt.

	2025	2024
	$m	$m
Bank overdrafts, borrowings, loans and lease liabilities	150	63
Long-term borrowings and lease liabilities	3,177	3,258
Total borrowings	3,327	3,321

Attributable profit	625	412
Leverage ratio	5.3	8.1

Adjusted return on invested capital
The calculation of adjusted return on invested capital and is set out below:

	2025	2024
	$m	$m
Attributable profit	625	412
Share of results of associates	(113)	10
Other finance costs	16	28
Interest expense	140	145
Interest income	(28)	(24)
Amortisation and impairment of acquisition intangibles	176	187
Taxation adjustment1	(44)	(73)
Operating profit before amortisation and impairment of acquisition intangibles less adjusted taxes	772	685

Total equity	5,289	5,265
Accumulated amortisation and impairment of acquisition intangibles net of associated tax	1,679	1,470
Retirement benefit assets	(64)	(63)
Investments	(30)	(9)
Investments in associates	(121)	(7)
Right-of-use assets	(192)	(173)
Cash and cash equivalents	(557)	(619)
Long-term borrowings and lease liabilities	3,177	3,258
Retirement benefit obligations	84	79
Bank overdrafts, borrowings, loans and lease liabilities	150	63
Net operating assets	9,415	9,264
Average net operating assets2	9,340	9,219
Adjusted return on invested capital	8.3%	7.4%

1          Being the taxation on amortisation and impairment of acquisition intangibles, interest income, interest expense, other finance costs and share of results of associates.
2          (Opening net operating assets + closing net operating assets)/2.

Return on invested capital (using closest equivalent IFRS measures)
The calculation of return on invested capital using closest equivalent IFRS measures is set out below:

	2025	2024
	$m	$m
Attributable profit	625	412
Long term borrowings and lease liabilities	3,177	3,258
Bank overdrafts, borrowings, loans and lease liabilities	150	63
Investments	(30)	(9)
Investments in associates	(121)	(7)
Retirement benefit assets	(64)	(63)
Retirement benefit obligations	84	79
Total equity	5,289	5,265
Invested capital at end of the period	8,485	8,586
Average invested capital for the period	8,536	8,441
Return on invested capital using IFRS measures	7.3%	4.9%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: March 02, 2026	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary